Exhibit 99.1

Preliminary Data from NIH/NIAID-sponsored Phase 2 Clinical Trial of BiondVax’s M-001
Universal Influenza Vaccine Candidate Validates Results of Previous Clinical Trials

Data published on Clinicaltrials.gov

Jerusalem, Israel – February 5, 2020 – BiondVax Pharmaceuticals Ltd. (Nasdaq: BVXV) announced today that preliminary data from the Phase 2 clinical trial of BiondVax’s M-001 universal influenza vaccine candidate have been published. The trial was supported by the U.S. National Institute of Allergy and Infectious Diseases (NIAID), part of the National Institutes of Health (NIH). The primary objectives of the trial were to assess safety and T-cell responses to M-001. The data, which are consistent with results of previous clinical trials of M-001, indicate that both primary objectives were achieved. Analysis of the data is ongoing, and the clinical study report (CSR) is expected in Q2 2020.

Dr. Tamar Ben-Yedidia, BiondVax’s Chief Scientific Officer, commented, “We are grateful for the opportunity to collaborate with NIAID and thank them for their professionalism and partnership. This was M-001’s first clinical trial in the US under the FDA’s Investigational New Drug program (IND). Data from this Phase 2 trial confirm results from six previously completed clinical trials of M-001. BiondVax’s universal flu vaccine candidate was found to be safe, well tolerated and induce statistically significant cellular immune responses.”

The Phase 2 clinical trial was conducted by NIAID-funded Vaccine and Treatment Evaluation Units (VTEUs). The trial enrolled 120 participants aged 18 to 49 years at the following VTEU sites: Baylor College of Medicine in Houston, Texas; the University of Iowa in Iowa City, Iowa; and Cincinnati Children’s Hospital Medical Center in Cincinnati, Ohio. Individuals were randomly assigned to receive either two doses of M-001 or two doses of a placebo, with the doses spaced three weeks apart. Later, near the beginning of the 2018/19 flu season, all participants were immunized with a currently marketed quadrivalent seasonal influenza vaccine. Laboratory analyses of vaccine immunogenicity were performed at the Baylor College of Medicine and Saint Louis University (St. Louis, Missouri) VTEU sites and at BiondVax Pharmaceuticals.

The published data are available at https://clinicaltrials.gov/ct2/show/NCT03058692. The trial was supported through NIAID awards #HHSN272201300016I, HHSN272201300015I, HHSN272201300020I, and HHSN272201300021I.

In parallel, BiondVax’s pivotal, clinical efficacy, Phase 3 trial in Europe, involving 12,463 older adults, is ongoing. Results of that trial are expected by the end of 2020.

About BiondVax

BiondVax (NASDAQ: BVXV) is a Phase 3 clinical stage biopharmaceutical company developing a universal flu vaccine. The vaccine candidate, called M-001, is designed to provide multi-strain and multi-season protection against current and future, seasonal and pandemic influenza. BiondVax’s proprietary technology utilizes a unique combination of conserved and common influenza virus peptides intended to stimulate both arms of the immune system for a cross-protecting and long-lasting effect. In a total of 7 completed Phase 1/2 and Phase 2 clinical trials enrolling 818 participants, the vaccine has been shown to be safe, well-tolerated, and immunogenic. The ongoing pivotal Phase 3 clinical trial aims to assess safety and effectiveness of M-001 in reducing flu illness and severity. For more information, please visit www.biondvax.com.

Contact Details

Joshua E. Phillipson | +972 8 930 2529 | j.phillipson@biondvax.com

Forward Looking Statements

This press release contains forward-looking statements within the meaning of the Private Litigation Reform Act of 1995. Words such as “expect,” “believe,” “intend,” “plan,” “continue,” “may,” “will,” “anticipate,” and similar expressions are intended to identify forward-looking statements. These forward-looking statements reflect the management’s current views with respect to certain current and future events and are subject to various risks, uncertainties and assumptions that could cause the results to differ materially from those expected by the management of BiondVax Pharmaceuticals Ltd. Risks and uncertainties include, but are not limited to, the prosecution, timing and results of the ongoing Phase 2 and Phase 3 trials and any subsequent trials; timing of receipt of regulatory approval of our manufacturing facility in Jerusalem; ability to demonstrate the efficacy and safety of the vaccine; the timing of clinical trials and marketing approvals; the risk that drug development involves a lengthy and expensive process with uncertain outcome; the ability of the Company to maintain, preserve and defend its intellectual property and patents granted; whether our vaccine candidate will successfully advance through the clinical trial process on a timely basis, or at all, and receive approval from the U.S. Food and Drug Administration or equivalent foreign regulatory agencies; the adequacy of available cash resources and the ability to raise additional capital when needed. More detailed information about the risks and uncertainties affecting the Company is contained under the heading “Risk Factors” in our Annual Report on Form 20-F for the year ended December 31, 2018 filed with the U.S. Securities and Exchange Commission, or SEC, which is available on the SEC’s website, www.sec.gov. We undertake no obligation to revise or update any forward-looking statement for any reason.

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